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                                                                    EXHIBIT 12.1

         The following table sets forth the calculation of the ratio of earnings to fixed charges and preferred stock dividends for the periods shown.

                            THORNBURG MORTGAGE, INC.
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                          (Dollar amounts in thousands)


                                For the Quarters Ended                         For the Years Ended
                                -----------------------   --------------------------------------------------------------
                                 June 30,     March 31,    December     December     December     December     December
                                   2002         2002       31, 2001     31, 2000     31, 1999     31, 1998     31, 1997
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Net income                         27,938       24,293       58,662       29,165       25,585       22,974       41,402
Add: interest expense and
    amortization of premiums,
    discounts and capitalized
    expense related to
     indebtedness                   59,482       47,803      199,829      253,343      226,350      253,140      198,657


 Earnings as adjusted               87,420       72,096      258,491      282,508      251,935      276,114      240,059

Fixed charges (interest
    expense and amortization
    of premiums, discounts
    and capitalized expense
    related to indebtedness)        59,482       47,803      199,829      253,343      226,350      253,140      198,657


 Preferred stock dividend            1,670        1,670        6,679        6,679        6,679        6,679        6,251

 Ratio of earnings to fixed
     charges and preferred
     stock dividends                  1.43x        1.46x        1.25x        1.09x        1.08x        1.06x        1.17x